Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(U.S dollars in thousands)
(Unaudited)

	December 31,	September 30,
	2012	2013

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$2,873	$1,799
Restricted cash	354	143
Trade receivables	3,869	2,629
Inventory	3,708	3,664
Other receivable	1,664	1,360
T o t a l current assets	12,468	9,595

LONG-TERM TRADE RECEIVABLES	577	694
SEVERANCE PAY FUND	1,603	1,575
PROPERTY AND EQUIPMENT, net	851	577
T o t a l assets	$15,499	12,441
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,383	$1,509
Accrued expenses and other payables	4,382	4,625
Deferred income	1,555	1,263
Convertible subordinated notes, series A	1,377	12,534
Convertible subordinated notes, series B	18	52
T o t a l current liabilities	8,715	19,983
LONG-TERM LIABILITIES:
Accrued severance pay and other	1,956	1,892
Deferred income	717	810
Convertible subordinated notes, series A	11,588	-
Convertible subordinated notes, series B	510	947
Long-term convertible loan from shareholders	400	400
T o t a l long-term liabilities	15,171	4,049
T o t a l liabilities	23,886	24,032
CAPITAL DEFICIENCY
T o t a l capital deficiency	(8,387)	(11,591)
T o t a l liabilities and capital deficiency	$15,499	$12,441

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATMENT OF OPERATIONS
(U.S dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues	$1,638	$2,153	$6,308	$8,922
Cost of revenues	630	575	2,181	3,542
Gross profit	1,008	1,578	4,127	5,380
Research and development expenses - net	605	1,498	1,808	4,770
Selling, General and administrative expenses	964	2,063	3,408	7,451
Operating gain (loss)	(561)	(1,983)	(1,089)	(6,841)
Financial income (expenses) - net	423	1,630	(2,501)	622
Other income	-	-	48	-
Net loss for the period	$(138)	$(353)	$(3,542)	$(6,219)
Loss per share ("EPS"):
Basic	$(0.00)	$(0.01)	$(0.11)	$(0.25)
Diluted	$(0.03)	$(0.03)	$(0.11)	$(0.25)

Weighted average number of shares used in
computation of EPS (in thousands):
Basic	31,073	29,216	31,057	24,933
Diluted	33,197	34,635	31,057	26,131

Interim condensed consolidation statement of comprehensive loss:

Net loss for the period	$(138)	$(353)	$(3,542)	$(6,219)
Other comprehensive income:
Gain on available-for-sale marketable securities	-	(1,156)	-	(133)
Net comprehensive loss for the period	$(138)	$(1,509)	$(3,542)	$(6,352)